



# Humphry Slocombe Group, Inc
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 11.00%

**Target Raise Amount:** $250,000

**Offering End Date:** February 13, 2025

**Repayment Period:** 5 years (60 months)

**Minimum Raise Amount:** $10,000

## Company Details:

**Name:** Humphry Slocombe Group, Inc

**Founded:** January 21, 2014

**Address:** 121 Capp St
San Francisco, CA 94110

**Industry:** Snack and Nonalcoholic Beverage Bars

**Employees:** 84

**Website:** https://humphryslocombe.com/

## Use of Funds Allocation:

If the maximum raise is met:

$238,750 (95.50%) – of the proceeds will go towards working capital- ingredients and production costs for retail and wholesale inventory
$11,250 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 26,200 Followers





## Business Metrics:

| | FY22 | FY23 | YTD 10/31/2024 |
|---|---|---|---|
| Total Assets | $2,050,935 | $1,898,430 | $2,084,793 |
| Cash & Cash Equivalents | $135,192 | $113,471 | $127,137 |
| Accounts Receivable | $114,116 | $12,419 | $15,198 |
| Short-term Debt | $566,240 | $350,244 | $497,549 |
| Long-term Debt | $1,079,539 | $1,309,113 | $1,083,289 |
| Revenue | $4,186,193 | $5,507,558 | $5,074,702 |
| Cost of Goods Sold | $1,999,418 | $2,393,635 | $1,508,329 |
| Taxes | $0 | $0 | $0 |
| Net Income | -$351,515 | -$166,083 | $264,882 |

## Recognition:

**Humphry Slocombe Group, Inc (DBA Humphry Slocombe Ice Cream)** has its own personality and flavors that appeal to adult tastes but are loved by all. It has been listed as the best ice cream in several culinary publications and named "Top 5 Ice Cream in America" by The Food Network.

## About:

**Humphry Slocombe Group, Inc (DBA Humphry Slocombe Ice Cream)** is making ice cream less vanilla! The founders, Jake and Sean, are veterans of the restaurant industry. They opened Humphry Slocombe to make ice cream that they wanted to eat. They pioneered the artisanal ice cream movement by making ice cream from farmers' market produce, savory ingredients, and creative combinations.

For more information, contact our Customer Support Team at support@thesmbx.com

